September 11, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:   Affirmative Insurance Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 31, 2011

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-50795

Dear Mr. Rosenberg:

This letter regards the Commission’s October 25, 2011 comment letter (the “Comment Letter”), with respect to the Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”), of Affirmative Insurance Holdings, Inc. (“Affirmative”). Affirmative has provided the Commission Staff (“Staff”) with several letters in response to the Staff’s comments, to which the Staff has responded both verbally and in writing.

Based on our phone discussion with the Staff on September 11, 2012, we will provide the Staff additional analysis to reconcile Affirmative’s market capitalization to management’s estimate of the fair value of the company (single reporting unit). We will provide a written response to the Staff on or before Tuesday, October 9, 2012.

Thank you for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Michael J. McClure

Michael J. McClure

Executive Vice President &

Chief Financial Officer

Affirmative Insurance Holdings, Inc.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Telephone: (630) 560-7205

Facsimile: (630) 560-7013

E-Mail: michael.mcclure@affirmativeinsurance.com